PALLAUM MINERALS LTD.
Suite 1000, Marine Building
355 Burrard Street
Vancouver, B.C.
V6C 2G8
Telephone: (604) 687-5257 Fax: (604) 687-0384

March 1, 2002

U.S. Securities and Exchange Commission,
Office of International Corporate Finance,
450 – 5th Street North West,
Washington, D.C. 20549
U.S.A.

Dear Sirs:

Re: Pallaum Minerals Ltd. – U.S. exempted 12g3-2(b) Exempt No. 82-2301

We enclose two copies of our Quarterly Reports for the period ended December 31, 2001.

Yours very truly,

PALLAUM MINERALS LTD.

Peter G. Rook-Green, CMA
C.F.O. and Corporate Secretary

dw 3/14

U.S. Exempt No. 82-2301

British Columbia
Securities Commission

02 MAR 14 AM 8:52

QUARTERLY REPORT
Form 51-901F
(Formerly Form 61)

SCHEDULE A:	**FINANCIAL INFORMATION**
SCHEDULE B:	**SUPPLEMENTARY INFORMATION**
SCHEDULE C:	**MANAGEMENT DISCUSSION**

ISSUER DETAILS		
Name of Issuer **PALLAUM MINERALS LTD.**	For Quarter Ended **December 31, 2001**	Date of Report **February 28, 2002**
Issuer's Address **Suite 1000 – 355 Burrard Street** **Vancouver, B.C. V6C 2G8**	*Issuer's Fax No.* **604-687-0384**	*Issuer's Telephone No.* **604-687-5257**
Contact Person **Peter G. Rook Green, CMA**	*Contact's Position* **Corporate Secretary**	*Contact's Telephone No.* **604-507-2181**
Issuer's Web Site Address ***www.pallaum.com***	*Contact's E-mail Address* ***Prookgrn@axionet.com***	

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosures contained herein have been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Signature	*Print Full Name*	*Date Signed*
"Stanley R. Ford"	**Stanley R. Ford, Director**	February 28, 2002
Director's Signature	*Print Full Name*	*Date Signed*
"Christopher A. Serin"	**Christopher A. Serin Director**	February 28, 2002

Pallaum Minerals Ltd.

Schedule "A"

Consolidated Financial Statements

December 31, 2001 and 2000
(Unaudited)

PALLAUM MINERALS LTD.

Consolidated Balance Sheets
As at December 31 2001 and June 30, 2001

		(Unaudited) December 31 2001		(Audited) June 30, 2001
ASSETS				
Current Assets				
Cash and short-term deposits	$	**7,826**	$	2,690
Accounts and advances receivable		**34,272**		12,795
Due from related parties (Note 6)		**77,166**		59,058
Share subscriptions receivable (Note 4(d))		**210,607**		89,274
Prepaid expenses		**2,700**		2,700
		332,571		166,517
Resource Properties and Deferred Exploration and Development Costs (Net) (Note 3)		**1,254,781**		1,062,946
Capital Assets (net) (Note 2)		**1,254**		1,394
	$	**1,588,606**	$	1,230,857
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities		**190,739**		135,190
Due to related parties (Note 6)		**5,765**		5,765
Loan payable (Note 3(b))		**235,734**		38,937
		432,238		179,892
SHAREHOLDERS' EQUITY				
Share Capital (Note 4)		**10,555,893**		9,955,493
Deficit		**(9,399,525)**		(8,904,528)
		1,156,368		1,050,965
	$	**1,588,606**	$	1,230,857

See Accompanying Notes to the Consolidated Financial Statements

PALLAUM MINERALS LTD.

Consolidated Statements of Loss and Deficit
For the Six and Three Months Ended December 31, 2001 and 2000
(Unaudited – prepared by Management)

Three Months 2001	Three Months 2000		Six Months 2001	Six Months 2000
(11,976)	—	**Oil and Gas Revenue (net)**	1,059	—
53	947	**Interest Income**	76	1,121
(11,923)	947		1,135	1,121
		General & Administrative Costs		
15,205	10,530	Accounting and audit fees	29,055	20,580
15,403	23,307	Administration	30,621	32,938
69	87	Amortization	139	174
1,616	26,350	Bad Debts	1,616	—
62,204	—	Consulting fees	147,591	46,339
59,000	9,000	Management fees	68,000	18,000
4,676	1,959	Legal fees	6,862	3,430
22,500	33,594	Promotion	50,009	35,261
8,214	7,352	Regulatory and transfer agent fees	10,227	9,879
2,853	2,605	Shareholder communications	2,853	2,605
5,838	5,758	Travel	8,136	6,900
(306)	1,298	(Gain) loss on U.S. exchange	7,551	779
197,272	121,840		362,660	176,885
(209,195)	(120,893)	**Loss before the following**	(361,525)	(175,764)
11,976	—	**Depletion**	(1,059)	—
(139,664)	—	**Write-off of resource properties**	(139,664)	—
7,251	—	**Recovery of resource property costs**	7,251	—
(120,437)			(133,472)	—
(329,632)	(120,893)	**Loss for the period**	(494,997)	(175,764)
(9,069,893)	(8,478,382)	**Deficit - beginning of period**	(8,904,528)	(8,423,511)
$ (9,399,525)	$ (8,599,275)	**Deficit - end of period**	$ (9,399,525)	$ (8,599,275)
$ (0.01)	$ (0.01)	**Loss per share**	$ (0.02)	$ (0.01)

See Accompanying Notes to the Consolidated Financial Statements

PALLAUM MINERALS LTD.

Consolidated Statements of Cash Flows
For the Six and Three Months Ended December 31, 2001 and 2000
(Unaudited – prepared by Management)

Three Months 2001	Three Months 2000		Six Months 2001	Six Months 2000
		Operating Activities		
$ (329,632)	$ (120,893)	Loss for the period	$ (494,997)	$ (175,764)
		Items not affecting cash:		
69	87	Amortization	140	174
(11,976)	—	Depletion	1,059	—
139,664		Write-off Resource Properties	139,664	—
(201,875)	(120,806)		(354,134)	(175,590)
		Change in non-cash working capital related to operations		
(14,127)	6,435	Accounts and advances receivable	(21,477)	58,449
—	(7,786)	Prepaid expenses	—	(60,381)
46	(2,801)	Accounts payable and accrued liabilities	55,549	(14,285)
(215,956)	(124,958)		(320,062)	(191,807)
		Investing Activities		
19,790	(83,483)	Investment in resource properties and deferred exploration and development costs (net)	(332,558)	(83,483)
		Financing Activities		
(189,833)	18,000	Share subscriptions receivable	(121,333)	100,200
(54,000)	26,000	Prepaid share subscriptions	—	26,000
523,000	196,150	Issuance of shares for cash (net)	600,400	221,150
(56,289)	—	Loan Payable	196,797	—
(13,792)	(9,255)	Advances from (to) related parties	(18,108)	(18,429)
209,086	230,895		657,756	328,921
12,920	22,454	**Increase in cash during the period**	$ 5,136	$ 53,631
(5,094)	40,104	**Cash (Bank indebtedness), beginning of period**	$ 2,690	$ 8,927
$ 7,826	$ 62,558	**Cash, end of period**	$ 7,826	$ 62,558

See Accompanying Notes to the Consolidated Financial Statements

PALLAUM MINERALS LTD.

Consolidated Schedules of Resource Property Deferred Costs
For the Six Months Ended December 31, 2001 and 2000
(Unaudited – prepared by Management)

	Balance June 30, 2001	Expenditures for the period (Net of Recoveries)	Write-offs for the period	Balance December 31, 2001
Acquisition Costs, option Payments and advance royalties:				
Labrador Nickel Syndicate	$ 108,287	$ —	$ —	$ 108,287
Deferred Exploration Costs and development expenditures				
Labrador Nickel Syndicate	338,120	1,540	—	339,660
Hood County Wood Reef # 1	137,782	1,882	(139,664)	—
Hood County Mesa Wood # 1	234,216	25,965	—	260,181
Hood County Mesa Wood A # 2	244,541	9,811	—	254,352
Hood County Mesa Wood A # 3	—	145,134	—	145,134
Hood County Mesa Wood B #4		148,226		148,226
	1,062,946	332,558	(139,664)	1,255,840
Less: Accumulated Depletion	—	—	—	(1,059)
	$ 1,062,946	$ 332,558	$ (139,664)	$ 1,254,781

	Balance June 30, 2000	Expenditures for the period	Write-offs for the period	Balance December 31, 2000
Acquisition Costs, option Payments and advance royalties:				
Labrador Nickel Syndicate	$ 108,287	$ —	$ —	$ 108,287
Deferred Exploration Costs and development expenditures				
Labrador Nickel Syndicate	338,120	—	—	338,120
Hood County Wood Reef # 1	—	83,483	—	83,483
	$ 446,407	$ 83,483	$ —	$ 529,890

PALLAUM MINERALS LTD.

Notes to Consolidated Financial Statements
December 31, 2001 and 2000

1. CONTINUED OPERATIONS:

The Company, directly and through joint ventures, is in the process of exploring its resource properties and has not yet determined whether or not these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production or, alternatively, upon the ability of the Company to dispose of properties or its interest therein on an advantageous basis.

2. SIGNIFICANT ACCOUNTING POLICIES:

Consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Pallaum Nevada.

Capital Assets
Capital Assets are recorded at cost. The company's amortization policy is 20% straight-line with amortization at half-rate during the year of acquisition.

Loss Per Share
Basic loss per share computations are based upon the weighted average number of shares outstanding during the year.

Resource Properties and Deferred Exploration and Development Costs
The costs of mineral properties, including related acquisition and development costs, and administrative costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold, abandoned or become impaired.

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition and development of petroleum and natural gas reserves are capitalized.

Depletion of petroleum and natural gas properties are calculated using the unit-of-production method based on estimated proven reserves.

The Company applies the ceiling test to capitalized costs to ensure that such costs, less accumulated depletion and amortization, deferred income taxes and the provision for future site removal and restoration costs do not exceed future net revenues from estimated production of proven reserves at year-end prices and costs, net of impairment and the cost of unproved properties. Future net revenues are calculated after deducting general and administrative costs, financing costs, future site removal and restoration costs and income taxes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amount reported in the consolidated financial statements and related notes to the financial statements. Actual results may vary from those estimates.

Financial Instruments
The carrying amounts for cash and short term deposits, accounts and advances receivable, accounts payable, accrued liabilities, due to/from related parties and share subscriptions payable on the balance sheets approximate fair value because of the limited term of these instruments. Fair value estimates are made at the balance sheet date, based on relevant information about the financial instrument.

2. SIGNIFICANT ACCOUNTING POLICIES, continued:

Foreign Currency Translation
Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rates prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

Stock Based Compensation
Employee and director stock options granted by the Company (as described in Note 4c)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

Accounting Principles
The interim financial statements follow the same accounting policies and methods as the audited financial statements at June 30, 2001.

3. RESOURCE PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS

a) Mineral Properties:

Labrador Nickel Syndicate

The Company and a company then related by a common officer and director formed the Labrador Nickel Syndicate ("LNS") and optioned a 100% interest in seventeen properties totaling 2,529 claims located in the Voisey's Bay/Harp Lake area of Labrador. LNS is a 50-50 joint venture between the two companies.

Under the agreements, the Company issued 100,000 shares to a third party who staked the claims, and issued finders' fees consisting of 108,750 shares and $500 to a group who arranged for the transaction.

On June 21, 1995, the Company announced that the land position had been increased to 2,533 claims south of the major Voisey's Bay discovery, and that pursuant to an agreement between itself, the related company, and a public company ("Pubco"), it was agreed that Pubco could earn a 50% interest in the property, subject to a net smelter return royalty of 3% payable to the staker, for $250,000 and the issuance of 350,000 shares of the public company paid to the staker; and work commitments totaling $500,000.

In November, 1995, the public company earned a 50% interest in the property in accordance with the terms of the agreement. The parties have agreed in principle to the terms of a joint venture on the properties.

In 1998, the LNS decided to reduce its holdings to the core 250 mineral claims, comprising two properties, identified as the Adlatok River 1, and the Adlatok River 2.

In January, 2001, the Company entered into an agreement with a public company "Pubco" whereby the Adlatok River 1 property would be grouped with an adjoining mineral license held by Pubco and another public company. Assessment credits would then be applicable to the grouped claims such that the tenure would be extended for nine years from 2001. In return for the grouping, the Company transferred to Pubco and the other public company an undivided 5% beneficial interest in the Adlatok River 1 property, leaving the Company with a 20% interest in Adlatok River 1. The Company also agreed that it would not earn any interest in the adjoining mineral licence.

3. RESOURCE PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS, continued:

a) Mineral Properties, continued

Labrador Nickel Syndicate, continued

In September 2001, the company entered into an agreement with Falconbridge Limited, Donner Minerals, SVB Nickel Company Ltd., Major General Resources Ltd. and Northern Abitibi Mining Corp. wherein Falconbridge will earn a 50-per-cent interest in the South Voisey's Bay properties by expending $23 million. The Company owns a 25-per-cent interest in the 37.5 square-kilometre Adlatok River 2 property, which will be a part of the Falconbridge agreement. The Adlatok River 1 property is not part of the agreement.

b) Oil and Gas Properties:

Hood County Gas Prospect

The Company signed an agreement with International Oil & Gas Inc. to acquire a 12.8205 percent leasehold interest, or a 10% net revenue interest, in a 5,000-acre gas/oil prospect in Hood County, Texas. The prospect is located on the edge of the Lipann gas field, which is approximately 30 miles southwest of Ft. Worth, Texas. The first hole commenced drilling in October 2000, and the initial program was completed in early November. The Operator identified three major zones with gas showings in the Wood Reef No. 1 well. Gas showings were measured in three areas. On November 13, 2000, the Company announced that the operator has been instructed to complete the well, and to place it into commercial production. International Oil & Gas has negotiated a gas delivery contract.

The Company agreed to participate in the drilling of an additional two wells, Wood Reef Wells Nos. 2 and 3 (since renamed the Mesa Wood #1 and the Mesa Wood A#2). The agreement was revised so that the Company now holds a 24.333 percent leasehold interest, or an 18.97% net revenue interest in these additional wells.

The Company has also agreed to participate in a further five-well program, in which the Company will earn a leasehold interest of 25%, or a net revenue interest of 19.5%. The first two wells completed under this program were the Mesa Wood A#3 and B#4 wells. The Company has assigned a 12.5% leasehold interest, or a net revenue interest of 9.75% in these two wells, to two arm's length companies in return for payment to the Company of 50% of the costs of the two wells.

The Company received a $185,000 financing that was used to drill the Mesa Wood #3 and the Mesa Wood #4 wells. This project financing for the wells was by means of a loan from an unrelated company that is being paid back and is secured by the Company's Hood County production. The Company will bonus the lender for putting up the funds by transferring a 4% interest in the Mesa Wood #1 and Mesa Wood 1 #2 wells on October 1, 2002 to the lender. In April 2001 the Company borrowed US$25,000 from an arm's length company to assist with financing of its oil and gas projects. The loan was repaid in full during the current year.

During the six months ended December 31, 2001, the Company received $1,059 of revenues net of operating expenses from the Mesa Wood #1 and Mesa Wood A#2 wells.

4. SHARE CAPITAL:

(a) Authorized -
Unlimited common voting shares without nominal or par value
Unlimited number of Class A preferred shares without nominal or par value
Unlimited number of Class B preferred shares without nominal or par value

4. SHARE CAPITAL, continued:

(b) Issued –

Share capital has been issued as follows:

	Number of Shares		Amount
Balance June 30, 2001	23,925,171	$	9,955,493
Issued for cash:			
Exercise of options	200,000		30,000
Exercise of warrants	1,586,000		237,900
Private Placements net of expenses (d)	1,662,500		318,377
Issued for finders' fees (e)	67,250		14,123
Balance December 31, 2001	27,440,921	$	10,555,893

(c) Warrants and options providing for the issue of additional common shares are outstanding as follows:

Item	Number June 30, 2001	Number Dec. 31, 2001	Exercise Price	Expiry Date
Options	30,000	30,000	$0.25	January 24/02
Options	700,000	700,000	$0.35	May 24/03
Options	150,000	150,000	$0.15	June 8/04
Options	775,000	100,000	$0.36	March 15/05
Options	—	675,000	$0.15 (1)	March 15/05
Options	—	985,000	$0.15	October 5/03
Warrants	1,776,000	—	$0.10/$0.15	December 15/01
Warrants	479,133	479,133	$0.48	June 23/02
Warrants	2,475,000	2,475,000	$0.27	April 26/03
Warrants	—	1,662,500	$0.27	October 5, 2003

(1) During the six months, the Company received regulatory approval, and reduced the exercise price of 675,000 existing stock options from $0.36 per share to $0.15 per share.

(d) During the current period, the Company received, or was due $318,377 as proceeds of a private placement, net of finders' fees from the issuance of 1,662,500 shares. During the year ended June 30, 2001, the company received, or was due $458,500 as proceeds of a private placement, net of finders' fees from the issuance of 2,475,000 shares. Since December 31, 2001, the Company has received $51,116 of the shares subscription amount receivable at December 31.

(e) During the current period, the Company issued 67,250 shares for deemed proceeds or $14,123 as finders fees for the above private placement. To June 30, 2001, the Company issued 182,500 for deemed proceeds of $36,500 as finder's fees for the above private placement.

(f) As at December 31, 2001 and June 30, 2001 the Company had Nil shares in escrow.

5. INCOME TAX

Effective June 30, 2001, the Company adopted CICA Standard 3465, "Accounting for Income Taxes."

The Company has non-capital losses of approximately $3,200,000 available to offset future taxable income in Canada, which expire between 2002 and 2008.

5. INCOME TAX , continued

The benefits of these losses carried forward have not been recognized in the financial statements. The Company also has an amount of approximately $5,211,000 relating to exploration of its mineral and oil and gas properties, which is available to reduce future income for tax purposes.

6. RELATED PARTY TRANSACTIONS

During the six months ended December 31, 2001 the Company incurred management fees of $68,000 (2000 - $18,000); and $17,042 (2000 - $10,710) for office facilities and services with a company related by virtue of a common director and officer. The Company also incurred accounting and administrative fees of $24,000 (2000 - $18,000) with a company owned by an officer.

Due from Related Parties at December 31, 2001 includes $65,118 (2000 - $28,582) due from a company related by a common director and officer. Due to Related Parties includes $5,765 (2000 - $5,765) due to directors and officers of the company. Share subscriptions receivable includes $19,900 (2000 - $9,900) due from a director, of which $3,083 was paid subsequent to the end of the period.

7. SUBSEQUENT EVENTS

Subsequent to December 31, 2001, the Company issued 290,000 shares from the exercise of stock options and warrants for proceeds of $43,500.

PALLAUM MINERALS LTD.
SCHEDULE "B"
Supplementary Information
For the Quarter Ended December 31, 2001

1. **Analysis of Expenses and Deferred Costs**

Resource Property costs incurred net of recoveries during the six months were $332,558, and are shown on the "Consolidated Schedules of Resource Property Deferred Costs".

General & administrative expenses amounted to $362,660 for the six months compared to $176,885 in the same six months of last year. Included in the total for the current period is administration of $30,621, which is made up of: Telephone & fax $9,440; Rent $14,642; Printing & office supplies ($2,636); and other $9,175. Please refer to the "Consolidated Statements of Loss and Deficit" for the period ended December 31, 2001. The increased general & administrative expenses reflect increased activity in the current period compared to the same period of last year.

2. **Related Party Expenditures**

Related party expenditures for the period consisted of $68,000 paid for management fees and $17,842 for office rent and services paid to a company controlled by a director; and $24,000 paid to a company controlled by an officer for financial, administrative, and corporate secretarial services.

3. **Summary of Securities Issued and Options Granted**

(a) Securities Issued during the period:

Date of Issue	Units	Security	Type of Issuance	Price/Unit	Cash Proceeds
Aug. 2/01	87,000	Common	Exercise warrants	$0.15	$13,050
Aug 9/01	49,000	Common	Exercise warrants	$0.15	$7,350
Aug 20/01	85,000	Common	Exercise warrants	$0.15	$12,750
Aug 31/01	140,000	Common	Exercise warrants	$0.15	$21,000
Sept 24/01	155,000	Common	Exercise warrants	$0.15	$23,250
Oct 4/01	1,662,500	Common	Private placement	$0.20	$332,500
Oct 4/01	67,250	Common	Finders' fees	$0.21	$14,123
Oct 15/01	195,000	Common	Exercise warrants	$0.15	$29,250
Oct 22/01	105,000	Common	Exercise warrants	$0.15	$15,750
Nov 8/01	160,000	Common	Exercise warrants	$0.15	$24,000
Nov 26/01	60,000	Common	Exercise warrants	$0.15	$9,000
Dec 14/01	110,000	Common	Exercise warrants	$0.15	$16,500
Dec 18/01	440,000	Common	Exercise warrants	$0.15	$66,000
Dec 28/01	200,000	Common	Exercise options	$0.15	$30,000

(b) Summary of options granted during the period:

Name	Date	Number	Exercise Price	Expiry date
Employees/Consultants	Oct 5/01	1,185,000	$0.15	Oct 5/03

4. **Share Capital as at the End of the Quarter:**

(a) Authorized share capital:
Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value
Unlimited number of Class B preferred shares without par value

(b) Issued and outstanding shares: **27,440,921** common shares

(c) Outstanding options, warrants and convertible securities:

Type of Security	Number Outstanding	Price	Expiry Date
Options	30,000	$0.25	January 24, 2002
Options	700,000	$0.35	May 24, 2003
Options	150,000	$0.15	June 8, 2004
Options	100,000	$0.36	March 15, 2005
Options	675,000	$0.15	March 15, 2005

PALLAUM MINERALS LTD.
SCHEDULE "B"
Supplementary Information
For the Quarter Ended December 31, 2001

Options	985,000	$0.15	October 5, 2003
Warrants	479,133	$0.48	June 23, 2002
Warrants	2,475,000	$0.27	April 26, 2003
Warrants	1,662,500	$0.27	October 5, 2003

(d) Number of shares in escrow: NIL

5. **Directors and Officers**

President, Chief Executive Officer, and Director.................. Stanley R. Ford, B. Sc., P.Eng, M.B.A.
Corporate Secretary and Chief Financial Officer.................. Peter G. Rook-Green, C.M.A.
Director.. Christopher A. Serin, B. Sc., M.B.A.
Director.. Robert F. Sheldon, B. Sc., P.Eng.
Director.. Michael Devlin, B. Sc. (Hons), M.B.A.

DESCRIPTION OF BUSINESS

Pallaum Minerals Ltd. (the "Company") was incorporated by registration of its memorandum and articles under the Company Act (British Columbia) on July 21, 1980 under the name "Baden Explorations Ltd". The Company was reorganized and continued under the *Canada Business Corporations Act* on July 7, 1988, and was renamed Reymont Gold Mines Ltd, and on December 13, 1991 was renamed Pallaum Minerals Ltd.

The Company has one subsidiary, Pallaum Nevada, which is wholly owned, and was incorporated on October 11, 1995 in the State of Nevada, USA. Pallaum Nevada has conducted business in conjunction with acquisition and exploration of the Company's U.S. resource interests.

In recent years, the Company's activities have consisted of acquisition and exploration of mineral properties in Labrador, and in Nevada, USA. During the prior fiscal year, the Company decided to expand its activities to participate in oil and gas projects. The Company evaluated opportunities to participate in such projects, and is now participating in some projects in the southern United States.

OPERATIONS AND FINANCIAL CONDITION

The loss for the period ended December 31, 2001 was $494,997 or $0.02 per share, compared to $175,764 or $0.01 per share in the same period of last year. Cash and short-term deposits at December 31, 2001 were $7,826 compared to $2,690 at June 30, 2001. Working capital deficiency at December 31, 2001 was $99,667 compared to $13,375 at June 30, 2001.

During the six-months, the Company recorded oil and gas net revenues of $1,059. Interest income amounted to $76 in the current period compared to $1,121 in the same period last year. General & Administrative expenses amounted to $362,660 in the current period, compared to $176,885 in the same period of the 2001 fiscal year. Included in the total for the current period is administration of $30,621, which is made up of: telephone & fax $9,440; rent $14,642; printing & office supplies (2,636); and other $9,175, compared to $32,938. Consulting fees were $147,591 compared to $46,339; Accounting & audit $29,055 compared to $20,580; Management fees $68,000, compared to $18,000; and promotion $50,009 compared to $35,261 and are shown on the "Consolidated Statements of Loss and Deficit" for the period ended December 31, 2001. The increased expenses reflect substantially increased activity primarily relating to the Company's oil and gas interests in the current six-month period compared to last year.

Resource Property costs incurred during the period were $332,558, and are shown on the "Consolidated Schedules of Resource Property Deferred Costs". The Company also recorded a recovery of $7,251 of costs written off in the 2001 fiscal year, as a result of settlement of a disputed payable amount.

During the six months ended December 31, 2001, the Company issued a total of 3,515,750 common shares from the exercise of warrants, options, and a private placement, for proceeds of $600,400.

Details of the Company's resource properties are as follows:

Hood County Gas Prospect

The Company signed an agreement with International Oil & Gas Inc. to acquire a 12.8205 percent leasehold interest in a 5,000-acre gas/oil prospect in Hood County, Texas. The prospect is located on the edge of the Lipann gas field, which is approximately 30 miles southwest of Ft. Worth, Texas. Drilling did not commence until October 2000, and the initial program was completed in early November. The Operator identified three major zones with gas showings in the Wood Reef No. 1 well. Gas showings were measured in three areas, including the Atoka Sands.

The Company was advised by the operator that the Wood Reef No. 1 would be plugged and abandoned, and as a result, the Company wrote off the cost of this well during the current six-month period.

OPERATIONS AND FINANCIAL CONDITION, continued

Hood County Gas Prospect, Continued:

The Company participated in an additional two-well project, Mesa Wood #1 (formerly Wood Reef No. 2) and Mesa Wood A#2 (formerly Wood Reef No. 3). The agreement has been revised so that the Company holds a 24.333 percent leasehold interest, or an 18.97% net revenue interest in these two wells. The Company is now receiving small amounts of revenue from these two wells, which will increase in future months as the wells are cleaned up.

The Company agreed to participate in a further five-well program, in which the Company will earn a leasehold interest of 24%, or a net revenue interest of 19.5%. Work commenced on the first two wells in June, 2001. The Mesa Wood A#3 and B#4 well drilling was completed in September, 2001, so that the Company now has an interest in a total of four wells.

In July, 2001, The Company received a US$185,000 financing that was used to drill the Mesa Wood A#3 and the Mesa Wood B#4 wells. This project financing for the wells was by means of a loan from an arm's length company that will be paid back and secured by the Company's Hood County production. The Company will bonus the lender for putting up the funds by transferring a 4% interest in the Mesa Wood #1 and Mesa Wood A #2 wells effective October 1, 2002 to the lender.

The Company has assigned a 12.5% leasehold interest, or a net revenue interest of 9.75% in the A#3 and B#4 wells to two arm's length companies in return for payment to the Company of 40% of the cost of these wells.

The A#3 and B#4 wells were placed in production late in the year. The Company has an interest in the next well which is to be drilled in February, 2002. The Company is reviewing how much of an additional position it will take in this well.

The Company is evaluating alternative methods of financing large multi gas well projects that will earn it interests in Barnett shale wells without additional share dilution. Details of the financing will be made public when available.

Labrador Nickel Syndicate ("LNS")

In 1998, the LNS decided to reduce its holdings to the core 250 mineral claims, comprising two properties, identified as the Adlatok River 1, and the Adlatok River 2.

In January, 2001, the Company entered into an agreement with Major General Resources Ltd. (("MGJ") and Donner Minerals Ltd., ("Donner") both public companies, whereby the Adlatok River 1 property would be grouped with an adjoining mineral license held by MGJ and Donner. Assessment credits would then be applicable to the grouped claims such that the tenure would be extended for nine years from 2001. In return for the grouping, the Company transferred to MGJ and Donner an undivided 5% beneficial interest in the Adlatok River 1 property, leaving the Company with a 20% interest in Adlatok River 1. The Company also agreed that it would not earn any interest in the adjoining mineral licence.

In September, 2001, the company entered into an agreement with Falconbridge Limited, Donner Minerals, SVB Nickel Company Ltd., Major General Resources Ltd. and Northern Abitibi Mining Corp. wherein Falconbridge will earn a 50-per-cent interest in the South Voisey's Bay properties by expending $23 million. The Company owns a 25-per-cent interest in the 37.5 square-kilometre Adlatok River 2 property which will be a part of the Falconbridge agreement. The Adlatok River 1 property is not part of the agreement.

Related Party Expenditures

Related party expenditures incurred in the year consisted of $68,000 paid for management fees and $17,842 for office facilities and services paid to a company controlled by a director; and $24,000 paid to a company controlled by an officer for financial, administrative, and corporate secretarial services.

The Company entered into a management contract dated May 1, 1997, as amended with International Royalties Corporation ('IRC"), a company controlled by Stanley R. Ford, the President and Chief Executive Officer of the Company, whereby IRC provides management services as well as office facilities, secretarial, telephone, and general office services in return for the payment of $5,500

per month, and reimbursement of all expenses incurred by IRC on behalf of the Company plus a handling fee of 10% applicable to all disbursements incurred. The management contract has a one-year term but is renewable by consent of both parties.

Under an agreement, as amended, between IRC and R-G Management ("R-G") a company owned by Peter G. Rook-Green, Corporate Secretary and Chief Financial Officer of the Company, R-G provides accounting, administrative and corporate secretarial services to the Company. R-G is compensated at a rate of $4,000 per month for such services.

SUBSEQUENT EVENTS

Subsequent to the end of the period, the Company issued 290,000 shares from the exercise of stock options and warrants for proceeds of $43,500.

LIQUIDITY AND SOLVENCY

As at December 31, 2001, the Company had a working capital deficiency of $99,667. Since inception, the Company's capital resources have been limited. As the Company has received only very small amounts of revenue so far from its producing resource properties, its only other sources of revenue have been limited amounts from interest and investment income. As a result, the Company has had to rely upon the sale of equity securities through public offerings, private placements, and the exercise of stock options and warrants for funds required for acquisition, exploration and development of resource properties, and for administrative expenses.